MUNIYIELD PENNSYLVANIA INSURED FUND

FILE # 811-7136

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
2/16/2005	Redevelopment Auth of Philadelphia 5% 4/15/27 & 4/15/30	150,855,000	7,730,000	Ramirez Merrill Lynch Siebert Brandford Shank Co. Advest AG Edwards & Sons ND Meyer & Co. PNC Capital Markets Wachovia
3/28/2005	Puerto Rico Electric Power Auth 5% 7/1/27	993,450,000	14,000,000	JP Morgan Merrill Lynch Morgan Stanley Banc of America Citigroup Goldman Sachs Lehman Brothers Raymond James & Assoc. Ramirez & Co. UBS Financial Services Wachovia Bank
4/19/2005	Philadelphia PA Water & Sewer 5% 7/1/28	250,000,000	5,000,000	Siebert Brandford Shank & Co Merrill Lynch UBS Financial Cabrera Capital Markets Citigroup Morgan Stanley ND Meyer & Co.